Exhibit (11)

ROPES & GRAY LLP 191 NORTH WACKER DRIVE 32nd FLOOR CHICAGO, ILLINOIS 60606-4302 WWW.ROPESGRAY.COM

April 12, 2019

Calamos Investment Trust

2020 Calamos Court

Naperville, Illinois 60563

Re:      Registration Statement on Form N-14

Ladies and Gentlemen:

We are counsel to Calamos Investment Trust (the “Trust”). In connection with the registration statement of the Trust on Form N-14 (the “Registration Statement”) being filed by the Trust under the Securities Act of 1933, as amended (the “Act”), relating to the proposed reorganization by and between Calamos Timpani Small Cap Growth Fund, a series of the Trust (the “Acquiring Fund”), and Frontier Timpani Small Cap Growth Fund, a series of Frontier Funds, Inc. (“Frontier”) (the “Target Fund”), and the issuance of Class A and Class I shares of beneficial interest of the Acquiring Fund in connection therewith (the “Shares”), all in accordance with the terms of the Agreement and Plan of Reorganization by and between the Trust, on behalf of the Acquiring Fund and Frontier, on behalf of the Target Fund, and Calamos Advisors LLC solely for purposes of paragraphs 9.2, 10.2, 14, and 16.1 to 16.4 and Timpani Capital Management LLC solely for purposes of paragraphs 8.10, 9.2, 10.2, 14, and 16.1 to 16.4 (the “Agreement”), we have examined the Trust’s Fourth Agreement and Declaration of Trust on file in the office of the Secretary of the Commonwealth of Massachusetts (the “Declaration of Trust”) and the Trust’s Bylaws, both as amended to date, and are familiar with the actions taken by the Trust’s trustees in connection with the issuance and sale of the Shares. We have also examined such other documents and records as we have deemed necessary for the purposes of this opinion. In all cases, we have assumed the authenticity of original documents and the conformity to authentic originals of all copies examined by us. In addition, we have also assumed the genuineness of all signatures and the legal capacity of all natural persons.

We have assumed for purposes of this opinion that, prior to the date of the issuance of the Shares, (1) the trustees of the Target Fund and the shareholders of the Target Fund will have taken all action required of them for the approval of the Agreement and (2) the Agreement will have been duly executed and delivered by each party thereto.

Based upon the foregoing, we are of the opinion that when issued in accordance with the Agreement, the Shares will be validly issued, fully paid and, except as noted in the paragraph below, nonassessable by the Trust.

The Trust is an entity of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Trust or its trustees. The Declaration of Trust provides for indemnification out of the property of the Trust for all loss and expense of any shareholder of the Trust held personally liable solely by reason of his or her being or having been such a shareholder. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Trust would be unable to meet its obligations.

The opinion expressed herein is solely for your benefit in connection with the transactions contemplated by the Agreement. The opinion expressed in this letter is limited to the matters set forth in this letter, and no other opinion should be inferred beyond the matter expressly stated. The opinion expressed herein is given only as of the date hereof, and we undertake no responsibility to update or supplement this opinion letter after the date hereof for any reason. This opinion may be filed with the Registration Statement.

Sincerely,

/s/ Ropes & Gray LLP

Ropes & Gray LLP